UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

CARNIVAL CORPORATION CARNIVAL plc
(Name of Issuer)

Common Stock, par value $0.01 per share, of Carnival Corporation Special Voting Share of Carnival plc Trust Shares (representing beneficial interests in the P&O Princess Special Voting Trust)
(Title of Class of Securities)

Common Stock: 143658 10 2 and 143658 30 0** Special Voting Share: G7214F 12 2 Trust Shares: 143658 30 0**
(CUSIP Number)

Arnaldo Perez, Esq. General Counsel Carnival Corporation 3655 N.W. 87th Avenue Miami, Florida 33178-2428 (305) 599-2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The Common Stock and the Trust Shares trade together under CUSIP Number 143658 30 0. See Items 1 and 4 of this Schedule 13D for additional information.

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0
Page 2 of 28 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: TAMMS MANAGEMENT CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,439
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0
Page 3 of 28 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: NICKEL CONTINUED IRREVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 888,837 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 888,837 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 888,837
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0
Page 4 of 28 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: MA 1994 B SHARES, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 104,674,463 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 104,674,463 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,674,463
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0
Page 5 of 28 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: MA 1994 B SHARES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 104,674,463 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 104,674,463 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,674,463
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0
Page 6 of 28 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: MICKY ARISON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 113,684,688 SHARED VOTING POWER 69,790,083 SOLE DISPOSITIVE POWER 107,902,842 SHARED DISPOSITIVE POWER 75,571,929
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,474,771
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions):	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0
Page 7 of 28 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: ETERNITY TWO TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 3,000,000 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 3,759,010
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,759,010
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0
Page 8 of 28 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: JMD DELAWARE, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 1,888,837 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 1,888,837 SHARED DISPOSITIVE POWER 4,764,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,653,697
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0
Page 9 of 28 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: JAMES M. DUBIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 31,975,553 SHARED VOTING POWER 73,549,093 SOLE DISPOSITIVE POWER 1,889,837 SHARED DISPOSITIVE POWER 100,925,224
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,306,492
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0
Page 10 of 28 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: ARTSFARE 2005 TRUST No. 2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 32,301,364
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,301,364
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0
Page 11 of 28 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: ARTSFARE 2006 TRUST No. 1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 1,805,943
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,805,943
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0
Page 12 of 28 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: ARTSFARE 2006 TRUST No. 2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 3,980,967
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,980,967
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0
Page 13 of 28 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: KNIGHT PROTECTOR, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 30,085,716 SHARED VOTING POWER 35,460,819 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 65,546,535
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,546,535
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0
Page 14 of 28 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: SUNTRUST DELAWARE TRUST COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 38,088,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,088,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0
Page 15 of 28 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: JMD-LMA PROTECTOR, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 38,088,274 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 38,088,274
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,088,274
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0
Page 16 of 28 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: J.P. MORGAN TRUST COMPANY OF DELAWARE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 3,759,010 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 3,759,010
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,759,010
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0
Page 17 of 28 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: ARTSFARE 2003 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 1,016,986
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,016,986
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0
Page 18 of 28 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: MBA I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 984,547 SOLE DISPOSITIVE POWER 984,547 SHARED DISPOSITIVE POWER 32,439
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,016,986
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0
Page 19 of 28 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: JAFASA CONTINUED IRREVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 1,000,000 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 1,000,000 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0
Page 20 of 28 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: JOHN J. O’NEIL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 30,085,716 SHARED VOTING POWER 35,460,819 SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 65,546,535
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,546,535
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0
Page 21 of 28 Pages

SCHEDULE 13D

The Schedule 13D relating to Carnival Corporation and Carnival plc is being filed by TAMMS Management Corporation (“TAMMS Corp.”), the Nickel Continued Irrevocable Trust, MA 1994 B Shares, L.P. (“B Shares, L.P.”), MA 1994 B Shares, Inc. (“B Shares, Inc.”), Micky Arison, Eternity Two Trust, JMD Delaware, Inc., James M. Dubin, Artsfare 2005 Trust No. 2, Artsfare 2006 Trust No. 1, Artsfare 2006 Trust No. 2, Knight Protector, Inc., SunTrust Delaware Trust Company, JMD-LMA Protector, Inc., J.P. Morgan Trust Company of Delaware, Artsfare 2003 Trust, MBA I, L.P., the Jafasa Continued Irrevocable Trust and John J. O’Neil (collectively, the “Reporting Persons”). This Amendment No. 11 is being filed because the number of Shares beneficially owned by the Reporting Persons has decreased by an amount in excess of one percent of the total number of Shares outstanding. This Schedule 13D is hereby amended as follows:

Item 1.	Security and Issuer

No material change.

Item 2.	Identity and Background

On April 2, 2007, TAMMS Investment Company, Limited Partnership transferred 1,102,708 of its Shares to Shari Arison in withdrawal of the partnership interest.

On December 31, 2007, TAMMS Investment Company, Limited Partnership transferred 759,010 of its Shares to Eternity Two Trust in withdrawal of the partnership interest.

From January 3, 2007 through June 6, 2007, an aggregate amount of 5,102,708 Shares beneficially owned by Shari Arison were sold pursuant to a sales plan under Rule 10b5-1. As of June 6, 2007, Shari Arison was the beneficial owner of no Shares.

Item 3.	Source and Amount of Funds or Other Consideration

No material change.

Item 4.	Purpose of Transaction

The aggregate amount of Shares beneficially owned by the Reporting Persons that have been or are to be sold pursuant to sales plans under Rule 10b5-1 on and after August 12, 2009 is approximately 8.5 million. In the future, similar sales plans to sell Shares beneficially owned by the Reporting Persons under Rule 10b5-1 may be effected.

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0
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SCHEDULE 13D

Item 5.                    Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

All ownership percentages set forth herein assume that there are 624,268,779 Shares outstanding, representing the total number of shares reported by Carnival Corporation in its Quarterly Report on Form 10-Q for the quarter ended August 31, 2009 filed with the SEC on October 1, 2009.

(a) and (b)(i)

(i)        TAMMS Corp. may be deemed to beneficially own all of the 32,439 Shares (approximately 0.0% of the total number of Shares outstanding) it directly holds.

(ii)       Nickel Continued Irrevocable Trust beneficially owns an aggregate of 888,837 Shares (approximately 0.0% of the total number of Shares outstanding), all of which it holds directly. Nickel Continued Irrevocable Trust has sole voting and dispositive power with respect to the 888,837 Shares held by it.

(iii)      B Shares, L.P. beneficially owns an aggregate of 104,674,463 Shares (approximately 16.8% of the total number of Shares outstanding), which its holds directly. B Shares, L.P. has sole voting and dispositive power with respect to all such Shares.

(iv)      B Shares, Inc. beneficially owns an aggregate of 104,674,463 Shares (approximately 16.8% of the total number of Shares outstanding), by virtue of being the general partner of B Shares, L.P. B Shares, Inc. has sole voting and dispositive power with respect to all such Shares.

(v)       Micky Arison beneficially owns an aggregate of 183,474,771 Shares (approximately 29.4% of the total number of Shares outstanding), 1,080,000 Shares of which are underlying vested options which he holds directly, 1,609,986 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Nickel 2003 Revocable Trust, 104,674,463 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Nickel 1994 “B” Trust, 70,328,476 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the last will of Ted Arison, dated July 8, 1999, 1,016,986 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Artsfare 2003 Trust, and 4,764,860 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under instruments for various grantor retained annuity trusts (“GRATS”). Micky Arison has shared dispositive and voting power with respect to the 32,301,364 Shares held by the Artsfare 2005 Trust No. 2, the 1,805,943 Shares held by the Artsfare 2006 Trust No. 1, the 3,980,967 Shares held by the Artsfare 2006 Trust No. 2, and 31,701,809 Shares held by the Eternity Four Trust. Micky Arison

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0
Page 23 of 28 Pages

SCHEDULE 13D

has sole voting and dispositive power with respect to the 1,609,986 Shares held by the Nickel 2003 Revocable Trust. Micky Arison has shared dispositive power with respect to the 1,016,986 Shares indirectly held by the Artsfare 2003 Trust. Micky Arison has sole voting power over 1,016,986 of the Shares indirectly held by the Artsfare 2003 Trust. Micky Arison has sole voting and dispositive power with respect to the 538,393 Shares held by the Nickel 97-06 Trust and the 104,674,463 Shares indirectly held by the Nickel 1994 “B” Trust. Micky Arison has sole voting and shared dispositive power with respect to the 4,764,860 Shares held by various GRATS for his benefit. Micky Arison is deemed to be the beneficial owner of the 1,080,000 Shares underlying vested options and 4,764,860 Shares held by various GRATS for his benefit.

(vi)      Eternity Two Trust beneficially owns an aggregate of 3,759,010 Shares (approximately 0.6% of the total number of Shares outstanding), which it holds directly. Eternity Two Trust has shared voting and dispositive power with respect to the 3,759,010 Shares held by it.

(vii)     JMD Delaware, Inc. beneficially owns an aggregate of 6,653,697 Shares (approximately 1.1% of the total number of Shares outstanding), by virtue of being the trustee of the Nickel Continued Irrevocable Trust, the Jafasa Continued Irrevocable Trust and various GRATS for the benefit of Micky Arison. JMD Delaware, Inc. has sole voting and dispositive power with respect to the Shares held by the Nickel Continued Irrevocable Trust and the Jafasa Continued Irrevocable Trust. JMD Delaware, Inc. has shared dispositive power with respect to the 4,764,860 Shares held by various GRATS for the benefit of Micky Arison. Accordingly, JMD Delaware, Inc. may be deemed to beneficially own such Shares for which it expresses voting and/or dispositive power. JMD Delaware, Inc. disclaims beneficial ownership of all such Shares.

(viii)    James M. Dubin beneficially owns an aggregate of 111,306,492 Shares (approximately 17.8% of the total number of Shares outstanding), 1,000 Shares of which he holds directly and 111,305,492 Shares with respect to which he has a beneficial interest by virtue of being the sole shareholder of JMD Delaware, Inc. and JMD-LMA Protector, Inc., a fifty-percent shareholder of Knight Protector, Inc., the sole trustee of the Artsfare 2003 Trust and the President of TAMMS Corp. Mr. Dubin has sole voting and dispositive power with respect to the 1,000 Shares he holds directly. Mr. Dubin has sole voting and dispositive power with respect to the 888,837 Shares held by the Nickel Continued Irrevocable Trust and the 1,000,000 Shares held by the Jafasa Continued Irrevocable Trust. Mr. Dubin has shared voting and dispositive power with respect to the 32,301,364 Shares held by Artsfare 2005 Trust No. 1, the 1,805,943 Shares held by Artsfare 2006 Trust No. 1, and the 3,980,967 Shares held by Artsfare 2006 Trust No. 2. Mr. Dubin has sole voting power with respect to 30,085,716 Shares held by Eternity Four Trust. Mr. Dubin has shared voting power with respect to 31,701,809 Shares held by Eternity Four Trust and 3,759,010 Shares held by Eternity Two Trust. Mr. Dubin has shared dispositive power with respect to the 61,787,525 Shares held by Eternity Four Trust, and the 1,016,986 Shares held by Artsfare 2003 Trust. As the President of TAMMS Corp., Mr. Dubin has shared dispositive power with respect to the 32,439 Shares directly owned by TAMMS Corp. Accordingly, Mr. Dubin may be deemed to beneficially own such Shares for which he exercises voting and/or dispositive power. Mr. Dubin disclaims beneficial ownership of all such Shares, except for the 1,000 Shares he holds directly.

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0
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SCHEDULE 13D

(ix)      Artsfare 2005 Trust No. 2 beneficially owns the 32,301,364 Shares for which it exercises shared dispositive power (approximately 5.2% of the total number of Shares outstanding).

(x)       Artsfare 2006 Trust No. 1 beneficially owns the 1,805,943 Shares for which it exercises shared dispositive power (approximately 0.3% of the total number of Shares outstanding).

(xi)      Artsfare 2006 Trust No. 2 beneficially owns the 3,980,967 Shares for which it exercises shared dispositive power (approximately 0.6% of the total number of Shares outstanding).

(xii)     Knight Protector, Inc. beneficially owns an aggregate of 65,546,535 Shares (approximately 10.5% of the total number of Shares outstanding), by virtue of being the protector of Eternity Four Trust and the protector of Eternity Two Trust. Knight Protector, Inc. has shared voting and dispositive power with respect to the 3,759,010 Shares held by Eternity Two Trust. Knight Protector, Inc. has shared dispositive power with respect to 61,787,525 Shares held by Eternity Four Trust. Knight Protector, Inc. has shared voting power with respect to 31,701,809 Shares held by Eternity Four Trust, and has sole voting power with respect to 30,085,716 Shares held by Eternity Four Trust.

(xiii)    SunTrust Delaware Trust Company beneficially owns 38,088,274 Shares (approximately 6.1% of the total number of Shares outstanding), by virtue of being the trustee of Artsfare 2005 Trust No. 2, Artsfare 2006 Trust No. 1 and Artsfare 2006 Trust No. 2. SunTrust Delaware Trust Company has shared dispositive power with respect to the Shares held by Artsfare 2005 Trust No. 2, Artsfare 2006 Trust No. 1 and Artsfare 2006 Trust No. 2. Accordingly, SunTrust Delaware Trust Company may be deemed to beneficially own such Shares for which it exercises such dispositive power. SunTrust Delaware Trust Company disclaims beneficial ownership of such Shares.

(xiv)    JMD-LMA Protector, Inc. beneficially owns an aggregate of 38,088,274 Shares (approximately 6.1% of the total number of Shares outstanding), by virtue of being the protector of Artsfare 2005 Trust No. 2, Artsfare 2006 Trust No. 1 and Artsfare 2006 Trust No. 2. JMD-LMA Protector, Inc., has shared voting and dispositive power with respect to Shares held by Artsfare 2005 Trust No. 2, Artsfare 2006 Trust No. 1 and Artsfare 2006 Trust No. 2.

(xv)     J.P. Morgan Trust Company of Delaware beneficially owns 3,759,010 Shares (approximately 0.6% of the total number of Shares outstanding), by virtue of being the sole trustee of Eternity Two Trust. J.P. Morgan Trust Company of Delaware has shared voting and dispositive power with respect to the 3,759,010 Shares held directly by Eternity Two Trust. Accordingly, J.P. Morgan Trust Company of Delaware may be deemed to beneficially own such Shares for which it exercises shared voting and/or dispositive power. J.P. Morgan Trust Company of Delaware disclaims beneficial ownership of such Shares.

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0
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SCHEDULE 13D

(xvi)    Artsfare 2003 Trust beneficially owns an aggregate of 1,016,986 Shares (approximately 0.2% of the total number of Shares outstanding), 984,547 of which it holds beneficially by virtue of its interest in MBA I, L.P. and 32,439 of which it holds beneficially by virtue of the limited partnership interest of MBA I, L.P. as sole stockholder of TAMMS Corp. Artsfare 2003 Trust has shared dispositive power with respect to the 984,547 Shares directly held by MBA I, L.P. and the 32,439 Shares held indirectly by MBA I, L.P., by virtue of being the sole stockholder of TAMMS Corp.

(xvii)   MBA I, L.P. beneficially owns an aggregate of 1,016,986 Shares (approximately 0.2% of the total number of Shares outstanding), 984,547 Shares of which it holds directly and 32,439 Shares of which it owns beneficially by virtue of its interest in TAMMS Corp. MBA I, L.P. has shared voting and dispositive power over the 984,547 Shares it holds directly and exercises shared dispositive power over the 32,439 Shares held by TAMMS Corp.

(xviii)  The Jafasa Continued Irrevocable Trust beneficially owns an aggregate of 1,000,000 Shares (approximately 0.2% of the total number of Shares outstanding), all of which it holds directly. The Jafasa Continued Irrevocable Trust has sole voting and dispositive power with respect to such Shares held by it.

(xix)    John J. O’Neil beneficially owns an aggregate of 65,546,535 Shares (approximately 10.5% of the total number of Shares outstanding) by virtue of being a fifty-percent shareholder of Knight Protector, Inc. Mr. O’Neil has shared voting and dispositive power with respect to the 3,759,010 Shares held by Eternity Two Trust. Mr. O’Neil has sole voting power with respect to 30,085,716 Shares held by Eternity Four Trust and shared voting power with respect to 31,701,809 Shares held by Eternity Four Trust. Mr. O’Neil has shared dispositive power with respect to the 61,787,525 Shares held by Eternity Four Trust. Accordingly, Mr. O’Neil may be deemed to beneficially own such Shares for which he exercises shared voting and/or dispositive power. Mr. O’Neil disclaims beneficial ownership of all such Shares.

(xx)     The Reporting Persons, as a group, beneficially own an aggregate of 219,209,334 Shares (approximately 35.1% of the total number of Shares outstanding). The Reporting Persons, as a group, have sole voting and dispositive power over all such Shares, except for Shares held by Eternity Four Trust over which Citigroup Institutional Trust Company exercises shared dispositive power.

(c) (i)  During the past 60 days, each of the Nickel Continued Irrevocable Trust, B Shares, L.P., Artsfare 2006 Trust No. 2, MBA I, L.P. and Nickel 2003 Revocable Trust has sold Shares in open market transactions on the New York Stock Exchange pursuant to sales plans under Rule 10b5-1 as noted in Schedule I, which is incorporated by reference in its entirety to this Item 5(c).

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0
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SCHEDULE 13D

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Shares during the past 60 days.

(d)  Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by such Reporting Person.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows by incorporating by reference the information set forth in Item 4 above.

Item 7.	Material to be Filed as Exhibits

The following exhibits have been filed with this Schedule 13D/A.

Exhibit 34

Joint Filing Agreement, dated as of October 15, 2009, among TAMMS Management Corporation, the Nickel Continued Irrevocable Trust, MA 1994 B Shares, L.P., MA 1994 B Shares, Inc., Micky Arison, Eternity Two Trust, JMD Delaware, Inc., James M. Dubin, Artsfare 2005 Trust No. 2, Artsfare 2006 Trust No. 1, Artsfare 2006 Trust No. 2, Knight Protector, Inc., SunTrust Delaware Trust Company, JMD-LMA Protector, Inc., J.P. Morgan Trust Company of Delaware, Artsfare 2003 Trust, MBA I, L.P., the Jafasa Continued Irrevocable Trust and John J. O’Neil.

The Power of Attorney filed for Eternity Two Trust and J.P. Morgan Trust Company of Delaware as an exhibit to Amendment No. 8 to Schedule 13D filed on March 22, 2005, the Power of Attorney filed for SunTrust Delaware Trust Company as an exhibit to the Form 4 for Artsfare 1992 Irrevocable Trust filed on January 31, 2005, the Power of Attorney filed for Artsfare 2006 Trust No. 1 as an exhibit to the Form 3 filed on October 13, 2006, the Power of Attorney filed for Artsfare 2006 Trust No. 2 as an exhibit to the Form 3 filed on October 13, 2006, the Power of Attorney filed for Artsfare 2005 Trust No. 2 as an exhibit to the Form 3 filed on December 22, 2005 and the Powers of Attorney filed for the other signatories hereto (other than Eternity Two Trust and J.P. Morgan Trust Company of Delaware) as an exhibit to Amendment No. 4 to Schedule 13D filed on February 23, 2004 are hereby incorporated herein by reference.

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SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2009

ARTSFARE 2003 TRUST

ARTSFARE 2005 TRUST NO. 2

ARTSFARE 2006 TRUST NO. 1

ARTSFARE 2006 TRUST NO. 2

ETERNITY TWO TRUST

JAFASA CONTINUED IRREVOCABLE TRUST

JAMES M. DUBIN

JMD DELAWARE, INC.

J.P. MORGAN TRUST COMPANY OF DELAWARE

MA 1994 B SHARES, INC.

MA 1994 B SHARES, L.P.

MBA I, L.P.

MICKY ARISON

NICKEL CONTINUED IRREVOCABLE TRUST

SUNTRUST DELAWARE TRUST COMPANY

TAMMS MANAGEMENT CORPORATION

By:	John J. O’Neil, Attorney-in-Fact

/s/ John J. O’Neil

JMD-LMA PROTECTOR, INC. KNIGHT PROTECTOR, INC.

By:	John J. O’Neil, Attorney-in-Fact

/s/ John J. O’Neil

/s/ John J. O’Neil
JOHN J. O’NEIL

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0
Page 28 of 28 Pages

SCHEDULE 13D

INDEX TO EXHIBITS

Exhibits

Exhibit 34

Joint Filing Agreement, dated as of October 15, 2009, among TAMMS Management Corporation, the Nickel Continued Irrevocable Trust, MA 1994 B Shares, L.P., MA 1994 B Shares, Inc., Micky Arison, Eternity Two Trust, JMD Delaware, Inc., James M. Dubin, Artsfare 2005 Trust No. 2, Artsfare 2006 Trust No. 1, Artsfare 2006 Trust No. 2, Knight Protector, Inc., SunTrust Delaware Trust Company, JMD-LMA Protector, Inc., J.P. Morgan Trust Company of Delaware, Artsfare 2003 Trust, MBA I, L.P., the Jafasa Continued Irrevocable Trust and John J. O’Neil.